June 24, 2009

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549

Re:	QAD Inc. Schedule TO-I filed June 17, 2009 Schedule TO-C filed May 7, 2009 File No. 5-57385

Dear Ms. Kim:

QAD Inc., (the “Company”) submits this letter in response to the Comment Letter dated June 19, 2009 (the “Comment Letter”) in reference to File No. 5-57385 QAD Inc. Schedule TO-I and Schedule TO-C.

In this letter, we have recited the Staff’s comments in italicized type and have followed each comment with the Company’s response. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Exchange Certain Stock Options and Stock Appreciation Rights dated June 17, 2009 and filed as Exhibit A to the Schedule TO-I.

Schedule TO-C

1.	We note that the email was distributed on May 6, but the Schedule TO-C was filed on May 7, 2009. Please ensure that all written communications relating to the issuer tender offer are filed as soon as practicable on the date of the communications. Refer to Rule 13e-4(c)(1).

Response: Going forward, the Company will ensure that all written communications relating to the tender offer are filed as soon as practicable on the date of the communication. The Company respectfully notes that the SEC EDGAR site no longer accepts filings after 2:30 p.m. PST and the email referred to above was distributed at 4:02 PST on May 6.

Offer to Exchange

2.	We note that if you withdraw the Exchange Offer in a particular jurisdiction, the Exchange Offer will not be made to, nor will surrenders of Eligible Awards be accepted from or on behalf of employees in that jurisdiction. Please note that the all-holders provision in Rule 13e-4(f) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Further, please note that a statement that a tender offer is not being made in a particular jurisdiction is permissible where it means that tender offer materials are not being distributed in that jurisdiction, but statements that tenders from target security holders in certain jurisdictions will not be accepted are impermissible. Refer to footnote 333 in SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) or revise your disclosure.

Response: As set forth in Amendment No. 1 of the Schedule TO-I, the Company has amended the statement to clarify that the Company reserves the right to withdraw the Exchange Offer in any jurisdiction, if the Company determines that extending the Exchange Offer in that jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices. The SEC has allowed this statement to be included in other issuer tender offers. At this time, the Company is not aware of any tax, regulatory or other implications in any jurisdiction where it is conducting the Exchange Offer that are inconsistent with the Company’s compensation policies and practices.

Our Acceptance Constitutes an Agreement, page 10

3.	We note that new agreements governing the terms of the new SARs will be delivered as soon as reasonably practicable. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after expiration of the offer.

Response: As set forth in Amendment No. 1 of the Schedule TO-I, the Company has amended the statement to clarify that the Company will deliver the new agreements “promptly.” The Company intends to comply with Rule 14e-1(c) by notifying employees by the New SAR Grant Date (July 16, 2009) that their options or SARs have been accepted for exchange and by delivering new agreements governing the New SARs within three business days of the New SAR Grant Date (July 21, 2009).

Exhibit 99(a)(1)(G)

4.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response: The Company has amended Exhibit 99.(a)(1)(G) to delete the reference to the Private Securities Litigation Reform Act of 1995. The Company will refrain from making further references to the PLSRA or its safe harbor provision in any future press release or other communications relating to the Exchange Offer.

We believe this letter is responsive to your request. In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact us should you need any additional information on this matter. Please contact Angelee J. Harris at the law firm of Manatt, Phelps & Phillips at (714) 338-2720 with any questions or call me at (805) 566-6709.

Sincerely yours,

/s/ Daniel Lender
Daniel Lender
Executive Vice President, Chief Financial Officer

QAD Inc.